April 23, 2013

VIA EDGAR AND FEDERAL EXPRESS

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Maxim Integrated Products, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed August 17, 2012
Form 10-Q for the Quarter Ended December 29, 2012
Filed January 25, 2013
File No. 001-34192

Dear Mr. Vaughn:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated March 25, 2013 (the “Comment Letter”), regarding the Staff's review of the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q of Maxim Integrated Products, Inc. (“we” or the “Company”). We have repeated the Staff's comments below in italics and following each comment is our response thereto.

Form 10-K for the Fiscal Year Ended June 30, 2012
Notes to Consolidated Financial Statements, page 41
Note 12. Segment Information, page 62
1.    We note your response to prior comment 4. You state that you evaluated the similar economic characteristics based on the gross margins presented in the CODM package and that such information is non-GAAP. Please describe to us the differences between the non-GAAP gross margin information presented in your CODM package and the GAAP gross margin presented in your filing. Clarify if the non-GAAP gross margin included in the CODM package is consistent with the non-GAAP gross margin you provide in connection with your quarterly earnings release.

Response:

Our consolidated GAAP gross margin is calculated at a corporate level from our Enterprise Resource Planning (ERP) system and is subject to our framework of internal control over financial reporting. Our ERP system has not been configured to provide GAAP financial information at the Solutions Group level. Instead, our ERP system captures all expenses as well as sales and costs of goods sold at a product level. Reserves related to revenue, cost of goods sold, and inventory are booked at the consolidated level. The CODM only receives GAAP financial information at a consolidated level.

Our CODM package is an internal report generated by our Finance department and is prepared in a separate database that contains customer order and expense information. This separate database contains an allocation table maintained by Finance by part to allow compilation of data at a Solutions Group level. Corporate level accounting entries are generally not allocated.

Given the Company's limitations within its ERP system on maintaining revenue by Solutions Group, the Company uses an internal demand indicator for each Solutions Group as a proxy for revenue. This indicator, known internally as “ship demand,” reflects our customer orders based on the requested ship date for each respective Solutions Group (utilizing the Finance-maintained allocation table), regardless of when the product is physically shipped and recognized as revenue for GAAP financial statement purposes. Future “ship demand” is based on a forecast generated by Solutions Group management by part (units and average selling prices). Over the last three years, this metric has varied above and below consolidated GAAP revenue by up to approximately 6%.

Non-GAAP gross margin in the CODM package is different in several ways from GAAP Gross Margin as noted below:

•	Special Items as described in our quarterly earnings release are excluded.

•
The denominator for gross margin and the mix within “ship demand” is different from GAAP gross margin because of the difference between GAAP revenue and “ship demand” as discussed above. Additionally, in some cases, “ship demand” by product is allocated to more than one Solutions Group.

•
The actual and forecasted sales price used to value “ship demand” and the standard cost applied to “ship demand” cost of sales can be different as compared to GAAP financial statements based on the expected long-term average sales price or cost.

•
Because of our common manufacturing process for all products, we cannot identify variances by a product or Solutions Group. Thus, variances and most period costs recorded within Cost of Goods Sold are allocated based on the total standard cost calculated for each Solutions Group.

The non-GAAP gross margin we provide in our quarterly earnings release is based on our consolidated GAAP gross margin and excludes Special Items as discussed therein. The non-GAAP gross margin presented in our CODM package is similar in that it excludes these items, plus the additional modifications outlined above.

2. Please tell us about any other quantitative analysis you performed in assessing whether the operating segments exhibit similar economic characteristics. If you concluded that you did not need to consider any other quantitative factors, explain to us the basis for this conclusion.

Response:

ASC 280-10-50-11 related to aggregation criteria specifically mentions gross margin as an example. However, consistent with 280-10-55-7A through 280-10-55-7C, the Company also considered other available indicators of economic similarity in the CODM package that could potentially be utilized to make decisions about resources to be allocated to its operating segments and assess their performance. As a result of this analysis of quantitative factors, the Company determined that gross margin is the best measure of the quality of our earnings, the efficiency of our R&D, and our technology leadership, and is utilized by the CODM in resource allocation decision-making.

The factors that impact gross margins are similar for all three Solutions Groups and their associated products. These factors include intellectual property content, product differentiation, time to market, the stage of the product within the product life cycle, the competitive environment, the cost and complexity of the manufacturing process, and changes in the mix of products and product lines within a Solutions Group. Additionally, each Group is subject to the overall cyclical nature of the semiconductor industry. Gross margins for all Groups are impacted similarly due to changes in the above factors.

Other quantitative factors that we considered in assessing whether the Solutions Groups exhibit similar economic characteristics included “ship demand,” described above, and operating margin. These indicators are not utilized by the CODM in making Solutions Group resource allocation decisions.

As discussed above, the CODM package includes “ship demand” which is different from GAAP revenue. As described, “ship demand,” reflects our customer orders based on the requested ship date, regardless of when the product is shipped and recognized as revenue for GAAP financial statement purposes. On occasion, customers may request the product within delivery lead times (“ship immediately”) which would not be included in GAAP revenue for the period. These order-related factors result in differences between GAAP revenue and “ship demand” and minimize the usefulness of “ship demand.” In addition, all of our Groups sell to our four customer end markets and “ship demand” may be affected by individual market factors, recent acquisitions, customer changes, use of technologies created by other Groups, or specific product life cycle changes in a given period that would not change resource allocation decision-making or measurement. Because of the foregoing, “ship demand” is not used in Solutions Group resource allocation decisions by the CODM. The Company believes that Solutions Group “ship demand” is not a measure of the quality of our earnings, the efficiency of our R&D resources, or our technology leadership, nor the best indicator for determining economic similarity.

Operating margins as presented in the CODM package are also not reflective of the economic performance of the Solutions Groups for resource allocation decisions. Over 60% of the operating expenses are allocated across the Solutions Groups given our common engineering, sales, marketing, and administrative resources and are not necessarily reflective of direct usage by the Solutions Groups. As of the end of fiscal year 2012, over 80% of the Company's employees were in shared resource groups (manufacturing, engineering, sales, marketing, and G&A) and the employees who were dedicated to a particular Solutions Groups were allocated evenly (approximately 20% of our total workforce are assigned to the Solutions Groups). Consequently, the proportion of allocated costs limits the usefulness of operating margin as compared to gross margin. We also do not cross-charge R&D expense for technology used by one Solutions Group that was produced by a different Group. As a result, operating margin as presented in the CODM package does not reflect the level of overall historical expense associated with the product sales by an individual Solutions Group. Moreover, as the CODM allocates resources to Solutions Groups to develop particular technologies based on technical expertise or engineering capacity, this resource allocation can decrease operating margin for a Group for a period. Due to the above, operating margin is not used in Solutions Group resource allocation decisions by the CODM. The Company believes that Solutions Group operating margin is not a measure of the quality of our earnings, the efficiency of our R&D resources, or our technology leadership, nor the best indicator for determining economic similarity.

3. Please provide us with additional details regarding your analysis of whether the operating segments exhibit similar economic characteristics. In this regard, based on your response that the historical and long-term forecasted average gross margin for each segment is within a range of plus or minus ten percent of 62.4%, it appears that the gross margin estimates for the segments range from 56.2% to 68.6%. Therefore, the gross margin of the highest performing segment is approximately 22% higher than that of the lowest performing segment. Explain to us in greater detail why you believe this reflects “similar economic characteristics.” In order to assist our evaluation, please provide us with a copy of the CODM package corresponding to the 2012 10-K.

Response:

In response to the Staff's comment, we are separately providing to the Staff as a supplemental submission, gross margin information. The Company is providing this report separately as a supplemental submission pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). Under separate cover provided by the Company's counsel, Weil, Gotshal & Manges LLP, the Company has requested that the materials be promptly destroyed or otherwise returned to it following completion of the Staff's review in accordance with Rule 12b-4 and has requested confidential treatment of those materials pursuant to 17 C.F.R. §200.83.
We have discussed in detail the various qualitative factors in forming our conclusion of a single aggregated segment in our prior responses. Based on both our quantitative and qualitative analysis, the Company has concluded aggregation is appropriate.
* * * *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact me at (408) 601-5865 with any follow-up questions you may have.

Sincerely,

MAXIM INTEGRATED PRODUCTS, INC.

/s/ Mark J. Casper

By:	Mark J. Casper
Associate General Counsel, Managing Director, Legal

cc:	Dave Caron
Principal Accounting Officer
Maxim Integrated Products, Inc.

Bruce Kiddoo
Chief Financial Officer
Maxim Integrated Products, Inc.

Edwin B. Medlin, Esq.
Vice President and General Counsel
Maxim Integrated Products, Inc.

Craig W. Adas, Esq.
Weil, Gotshal & Manges LLP